UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Xylem Inc.
(Exact name of the registrant as specified in its charter)

Indiana	001-35229	45-2080495
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification No.)

301 Water Street SE, Washington, DC	20003
(Address of principal executive offices)	(Zip code)

Kelly C. O'Shea	914-874-9196
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Xylem Inc. (the “Company”) has filed a copy of its Conflict Minerals Report for the calendar year ended December 31, 2024 as Exhibit 1.01 to this Specialized Disclosure Report (Form SD). The Conflict Minerals Report is publicly available on the Company’s website at www.xylem.com under “Investors – Access Financial Information – SEC Filings.”
Item 1.02 Exhibit
The Company’s Conflict Minerals Report for the calendar year ended December 31, 2024 is filed as Exhibit 1.01 to this Form SD.
Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 30, 2025	XYLEM INC.

/s/ Kelly C. O'Shea
Name: Kelly C. O'Shea Title: VP, Chief Corporate Counsel and Corporate Secretary